UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 26, 2026 (March 25, 2026)

CANTOR EQUITY PARTNERS I, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42464	98-1576503
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CEPO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K filed on July 17, 2025 by Cantor Equity Partners I, Inc., a Cayman Islands exempt company (“CEPO”), with the United States Securities and Exchange Commission (“SEC”), CEPO entered into a business combination agreement on July 16, 2025 with BSTR Holdings, Inc., a Delaware corporation (“Pubco”), BSTR Newco, LLC, a Delaware limited liability company (“Newco”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), and the other parties thereto (the “Business Combination Agreement”), with respect to a proposed business combination among the parties (the “Business Combination”).

On March 25, 2026, CEPO, Pubco, Newco and the Seller entered into Amendment No. 1 to the Business Combination Agreement (the “Amendment No. 1 to the BCA”), which amends the Business Combination Agreement to increase the size of Pubco’s board of directors as of the closing of the Business Combination from five (5) persons to seven (7) persons, or such other number of persons as the parties shall mutually agree. Amendment No. 1 to the BCA is filed as Exhibit 2.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of Amendment No. 1 to the BCA and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

Pubco and Newco have confidentially submitted a Registration Statement on Form S-4 with the SEC (as may be amended, the “Registration Statement”) and intend to file publicly with the SEC the Registration Statement, which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain private placements (the “Private Placement Investments” and, together with the Business Combination and the other transactions contemplated by the Business Combination Agreement, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes and shares of preferred stock to be issued by Pubco, the Class A ordinary shares to be issued by CEPO and the Class A interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Class A interests of Newco at the closing of the Business Combination pursuant to the Business Combination Agreement, in each case, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Proposed Transactions. A list of the names of such directors and executive officers, and information regarding their interests in the Proposed Transactions and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the terms of the indenture and the security agreement to be entered in connection with convertible notes private placement, the listing of any securities of Pubco on an applicable securities exchange, Pubco’s plans and use of proceeds, and the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, any potential future capital raises, any proposed transaction structures and offering terms, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of the closing conditions of the Proposed Transactions, and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CEPO or the Class A stock of Pubco (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment No.1 to the Business Combination Agreement, dated as of March 25, 2026, by and among CEPO, Pubco, Newco and the Seller.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 26, 2026

CANTOR EQUITY PARTNERS I, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

4